Eurasian Minerals Inc. NEWS RELEASE

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES
OR FOR DISSEMINATION IN THE U.S.A

Eurasian Completes First $4.4 Million Tranche of $5.28 Million Private Placement
from Newmont and IFC

Vancouver, British Columbia, June 7, 2010 (TSX Venture: EMX) -- Eurasian Minerals Inc. is pleased to announce it has completed the first tranche of a C$5.28 million private placement financing by issuing 2 million shares at C$2.20 per share to Newmont Mining Corporation of Canada Limited, a wholly owned subsidiary of Newmont Mining Corporation (NYSE: NEM), for aggregate proceeds of C$4.4 million. The shares are subject to restrictions on resale until October 8, 2010.

The subscription agreement for the second tranche of the placement involving the sale to IFC, a member of the World Bank Group, of 400,000 shares for proceeds of C$0.88 million has been signed. Closing of this final tranche is expected to occur shortly.

For further information contact:

David M. Cole	Kim C. Casswell
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: dave@eurasianminerals.com	Email:
kcasswell@eurasianminerals.com

Website: www.eurasianminerals.com

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accept responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement: Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Eurasian Minerals Inc. Actual results may differ materially from those currently anticipated in such statements. Such statements include, without limitation, statements regarding the settlement and execution of formal documentation with Newmont.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold within the United States or to U.S. persons unless an exemption from such registration is available.

3rt Floor – 570 Granville Street, Vancouver, British Columbia V6C 3P1, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com